
February 5, 2021

Yanwu Yan
Chief Executive Officer
W.Y Group Inc.
87 N. Raymond Ave
Suite 200
Pasadena, CA 91103

> **Re: W.Y Group Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 11, 2021**
> **File No. 024-11409**

Dear Ms. Yan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. We note your disclosure that there has been no public trading market for your common stock. Please revise to clarify, if true, that after the offering, your common stock will not be listed or quoted on any public trading market. In this regard, we note your reference on page 10 to "if and when [y]our common stock is eligible for quotation on the OTC Market."

2. We note your disclosure that this is a self-underwritten, best-efforts offering, and that the shares offered by the Company will be sold on your behalf by your Chief Executive Officer, Yanwu Yan. We also note your disclosure in footnote 1 that you "do not intend to use commissioned sales agents or underwriters." This is inconsistent with your disclosure on the cover page and in your Plan of Distribution that you may effect sales

Yanwu Yan
W.Y Group Inc.
February 5, 2021
Page 2

through agents designated from time to time, including brokers, dealers, and underwriters, for compensation. Please amend your disclosure to consistently state, if true, that this offering is self-underwritten and your CEO will be making direct sales in this offering on your behalf, and remove references to brokers, dealers, underwriters, and agents participating in the distribution of your shares. Alternatively, please amend your disclosure to clearly disclose that you intend to distribute your shares through sales agents or underwriters, and identify these sales agents and/or underwriters.

Item 1. Risk Factors
Risks Related to Our Business
"Our officers and directors control our company . . .", page 8

3.   We note your disclosure that "[i]f less than $10 million is raised in this offering, our executive officers and directors will continue to control our company," and your disclosure on the cover page that officers and directors currently hold 15,000,000 shares of your common stock, and 100% of the voting power of your outstanding capital stock. Please amend this risk factor to clarify the voting control of your officers and directors if you sell more than 15,000,000 shares but less than the 20,000,000 maximum shares being offered in this offering. In this regard, because it appears that all of your common shares have one vote per share, it seems that your directors and officers may not have voting control of your company if you raise more than $7,500,000 but less than $10,000,000.

Governing Law and Legal Venue, page 12

4.   We note your disclosure that the Delaware Court of Chancery is the "legal venue" for certain claims, and your inclusion of an exclusive forum risk factor. We also note that your charter and bylaws do not include an exclusive forum provision, but your Subscription Agreement includes such a provision. Please amend your disclosure here and in your risk factor to clearly state, if true, that this exclusive forum provision is contained in your Subscription Agreement. Please also amend your Subscription Agreement to clearly state, as you do in your filing, that this provision does not, nor is intended to, apply to claims under the federal securities laws.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23

5.   You disclose in this section that you provide e-Commerce support services to e-Retail Franchise clients and you are developing a proprietary online platform for international small and medium sized businesses in the online retail industry. However, you disclose elsewhere in your filing that you plan to provide incubator services to startup companies and entrepreneurs. Please reconcile your business discussion in this section and in Note 1 to your audited financial statements with the disclosure in other sections of your offering statement, including your Description of Business beginning on page 17, where you discuss the different business plan of providing incubator services to startup companies

and entrepreneurs. Also, please amend your disclosure on page 12 where you state "The Company is actively engaged in the implementation and deployment of its business plan. These activities include:" to include a description of your activities related to your business plan.

Signatures, page 41

6.   The issuer signature date is prior to the date of your audited financials, and the signature of the CEO is dated January, 08, 2020. Both of these dates appear to be prior to your inception date of November 12, 2020. Please revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Pena